SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                     ______________________


                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*

                          BRUNO'S, INC.
                        (Name of Issuer)


                  Common Stock - $.01 Par Value
                 (Title of Class of Securities)

                           116881-10-3
                         (CUSIP Number)

     Richard Cohn, Esq., P.O. Box 55727, Birmingham AL 35255
                         (205) 930-5133
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         August 18, 1995
     (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)
(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

            (Cover Page continued on separate page.)

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 116881-10-3

(1)  Name of Reporting Person:   Vincent J. Bruno

     Social Security Number or I.R.S. Identification Number of
     Reporting Person:
     ###-##-####

(2)  Check the Appropriate Row if a Member of a Group:

     (a)
     (b)

(3)  SEC Use Only:

(4)  Source of Funds:  Not applicable.

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e):

(6)  Citizenship or Place of Organization:  United States citizen

Number of           (7)  Sole Voting Power:  20,654
Shares Bene-
ficially            (8)  Shared Voting Power:  149,441
Owned by
Each                (9)  Sole Dispositive Power:  20,654
Reporting
Person With         (10) Shared Dispositive Power:  149,441

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     170,095

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares:

(13) Percent of Class Represented by Amount in Row (11):  .007%

(14) Type of Reporting Person:     IN

Item 1(a)      Title of Class of Securities: Common Stock, $.01
               Par Value
Item 1(b)      Name of Issuer:          Bruno's, Inc.
Item 1(c)      Address of Issuer's Principal Executive Office:
               800 Lakeshore Parkway, Birmingham, AL 35211
Item 2(a)      Name of Person Filing:   Vincent J. Bruno
Item 2(b)      Residence or Business Address:
               2600 Morgan Road, SE, Bessemer, AL 35023
Item 2(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

               Vice President of Merchandising and Advertising and Director of Big B, Inc., 2600 Morgan Road, SE,
               Bessemer, AL 35023

Item 2(d)      Criminal convictions during last five years.  Give
               dates, nature of conviction, name and location of
               court, any penalty imposed, or other disposition of
               case:     None

Item 2(e)      Securities violations during last five years:
               None

Item 2(f)      Citizenship:  United States Citizen
Item 3         Not applicable.
Item 4         Not applicable.
Item 5(a)      Ownership:
               Amount Beneficially Owned:  170,095 shares
               Percent of Class:  .007%
Item 5(b) See answers to Cover Page Item Nos. (5), (6), (7) and (8).

Item 5(c) Transactions during past 60 days or since most recent filing on Schedule 13D, whichever is less, by reporting person (including identity of person effecting the transaction, date of transaction, amount of securities involved, price per share and where and how transaction was effected).

               Company was merged with Crimson Acquisition Corp. on August 18, 1995, in a transaction pursuant to which approximately 97.16639% of the common stock of Bruno's owned by Reporting Person was converted to cash.

Item 5(d) Names of any other persons having the right to receive or direct receipt of dividends from, or proceeds from the sale of, such securities. If such interest relates to more than five percent of the class, identify such person.

               N/A

Item 5(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

               August 18, 1995

Item 6         Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the Issuer. None.

Item 7         Exhibits. None
                           SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.


                              10/19/95
                              (Date)


                              /s/ Vincent J. Bruno
                              (Signature)


                              Vincent J. Bruno
                              (Name and Title)